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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Viacom Outdoor Enhances Advertising and Media Campaign Infrastructure Using Magic Software’s eDeveloper

Leading Transport Media Company Realizes Increased Efficiency, Productivity and Scalability

Irvine, California (July 17, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that Viacom Outdoor, the UK's leading transport media sales company offering a wealth of advertising opportunities in all sectors, has chosen eDeveloper as the standard development and integration environment to be used for upgrading their business and media production systems.

“We have taken the decision to standardize our systems development activities on Magic’s eDeveloper because it offers us the speed of development, time to market and scalability which is critical in our growing business,” said Mohammed Farooq, Head of Software Development at Viacom Outdoor. “We already have realized a notable increase in productivity and efficiency in our development efforts, as well as the ability to quickly modernize our applications for the Web and integrate into external systems.”

Viacom Outdoor will use eDeveloper (www.magicsoftware.com/edeveloper) to upgrade and modernize all aspects of their business systems including sales management, reporting, finance, operations, media production and design and systems designed to determine order revenue profitability. The plans include the revamping of existing systems as well as the development of a Web interface as well as modules for supply chain management and interfaces with external clients and suppliers.

“It is a pleasure to see our eDeveloper technology being used to help a media superstar such as Viacom Outdoor to increase business efficiencies and respond rapidly to growing demand,” said Regev Yativ, Managing Director of Magic Software’s European operation. “We look forward to working with Viacom to ensure a successful upgrade and enhancement project that will take advantage of the new development and integration features available in eDeveloper.”

eDeveloper is used by thousands of customers worldwide to dramatically improve their business performance and return on investment by enabling the efficient and rapid development and integration of diverse applications, systems and databases to streamline business processes. With eDeveloper, robust business solutions are created, deployed and maintained with unrivaled productivity and time to results. eDeveloper’s unique development methodology enables developers to create better solutions in less time and with fewer resources.

The latest release of eDeveloper, version 9.4, offers many new features and enhancements that directly translate into tangible business benefits. These include powerful new integration facilities, service oriented architecture for composite application development, new standards-based messaging, advanced XML component functionality, enhanced functionality for the development of Web Services and improved support for interfacing with and deployment in J2EE and .NET architectures.

About Viacom Outdoor

Viacom Outdoor is a high-energy sales and marketing company, passionate about creating and providing inspiring media solutions. Working with an array of clients, from franchise partners at bus companies to media planners in advertising agencies, creates a dynamic and challenging environment. With a strong mix of media and commercial experience, Viacom Outdoor always strives to be at the forefront of innovation and customer satisfaction.

Viacom Outdoor is part of the largest outdoor advertising contractor in the world. With interests across seven European countries and throughout North America, they can offer extensive opportunities across a diverse range of outdoor formats. Further details of Viacom’s UK operations can be found at www.viacom-outdoor.co.uk.

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About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports eDeveloper and iBOLT (www.magicsoftware.com/ibolt) for software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Solutions developed with Magic technology can be deployed on Windows, most UNIX platforms including AIX, HP-UX and Sun Solaris, Linux, and on the IBM iSeries.

Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 17 July, 2003